SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ____

________________________

CITIBANK, N.A.

A National Banking Association 399 Park Avenue, New York, New York (Address of principal executive office)	13-5266470 (I.R.S. employer identification no.) 10043 (Zip Code)
_______________________
BMW AUTO LEASING LLC (Exact name of Obligor specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	51-6518223 (I.R.S. employer identification no.)

300 Chestnut Ridge Road Woodcliff Lake, New Jersey	07677

VARIOUS BMW VEHICLE LEASE TRUSTS (Exact name of Obligor specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	Applied for (I.R.S. employer identification no.)

c/o Wilmington Trust Company, as Owner Trustee
Attn: Corporate Trust Administration
Rodney Square North
1100 North Market Street
Wilmington, Delaware
Or such other address specified in the applicable
Prosepctus Supplement
(Address of principal executive offices)
19890-1600 (Zip Code)

_________________________ Asset Backed Securities BMW Vehicle Lease Trust Asset-Backed Notes

Item 1.                      General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name                                                                            Address
Comptroller of the Currency                                                                           Washington, D.C.

Federal Reserve Bank of New York                                                               New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation                                                        Washington, D.C.

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.                      Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.                      List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2010 - attached)

Exhibit 8 -  Not applicable.

Exhibit 9 -  Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 31st day of  August, 2010.

CITIBANK, N.A. By s/Louis Piscitelli Louis Piscitelli Vice President